13012480

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

SEC FILE NUMBER
8-51097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hunter Scott Financial, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

500 Gulfstream Blvd., Suite 105
(No. and Street)

Delray Beach	Florida	33483
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Gouzos (561) 265-3614

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, P.A.
(Name – *if individual state last, first, middle name*)

7280 West Palmetto Park Rd Ste 308-N	Boca Raton	Florida	33433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, **Peter Gouzos**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Hunter Scott Financial, LLC**, as of **December 31, 2012** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Known personally to me

Signature

President

Title

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # EE044466
Expires: NOV. 22, 2014
BONDED THRU ATLANTIC BONDING CO., INC

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m) A copy of the SIPC Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Members
Hunter Scott Financial, LLC

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Hunter Scott Financial, LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Scott Financial, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.

Certified Public Accountants

Boca Raton, Florida
February 20, 2013

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

Hunter Scott Financial, LLC
Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$	111,124
Commissions receivable		147,289
Advances receivable - brokers		6,634
Prepaid expenses		77,393
Other assets		3,946
Total current assets		346,386
Property and equipment, net of accumulated depreciation of $33,305		10,088
Total assets	$	356,474

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Commissions payable	$	125,698
Accounts payable and accrued expenses		85,893
Accounts payable - State of Florida Fine		20,000
Total current liabilties		231,591
Members' equity		124,883
Total liabilities and members' equity	$	356,474

See accompanying notes to financial statements

Hunter Scott Financial, LLC
Statement of Operations
For the Year Ended December 31, 2012

Revenues:	
Commissions	$ 1,403,155
Other income	162,804
Interest	33,846
Total revenues	1,599,805
Expenses:	
Commissions to agents/representatives	955,239
Clearing costs	47,592
Employee compensation and benefits	67,095
Taxes other than federal income tax	4,757
Insurance	75,645
Regulatory fees and expenses	11,220
Bank charges and other charges	3,831
Membership fees, dues, and subscriptions	7,703
Professional fees	34,814
Office expenses	35,580
Management fees	176,371
Auto expenses	14,192
Travel and entertainment	14,748
Postage and shipping	28,920
Maintenance	3,828
Telephone and internet	24,109
Depreciation	3,175
Charitable donations	1,236
Miscellaneous expenses	22,744
Utilities	6,527
Rent	20,194
Fines	20,000
Total expenses	1,579,520
Net Income	$ 20,285

See accompanying notes to financial statements

Hunter Scott Financial, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

Members' Equity - December 31, 2011	$	104,598
Distributions		-
Net income for the year ended December 31, 2012		20,285
Members' Equity - December 31, 2012	$	124,883

See accompanying notes to financial statements

Hunter Scott Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:	
Net Income	$ 20,285
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	3,175
Changes in assets and liabilities:	
(Increase) decrease in:	
Advances receivable - brokers	170
Prepaid other expenses	(28,404)
Commissions receivable	(69,540)
Increase (decrease) in:	
Commissions payable	44,325
Accounts payable and accrued expenses	85,414
Net cash provided by operating activities	55,425
Cash flows from investing activities:	
Purchase of property and equipment	(6,237)
Net cash used by investing activities	(6,237)
Cash flows from financing activities:	
Advances to members	(207)
Net cash used in financing activities	(207)
Net increase in cash	48,981
Cash, beginning of year	62,143
Cash, end of year	$ 111,124

Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -
Cash paid during the year for taxes	$ -

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Hunter Scott Financial, LLC (the "Company"), formerly known as Platinum Capital LLC, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized under the laws of the State of Florida on March 16, 1998 and is headquartered in Delray Beach, Florida. The Company acts as a broker dealer in securities transactions for its customers and uses Sterne, Agee & Leach, LLC as its clearing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2012.

Revenue Recognition

The Company earns revenue (commissions) from brokerage and trading which are recognized on the day of the trade - trade date basis.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2012.

NOTE 3 – FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, property and equipment and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

NOTE 4 – DEPOSITS WITH CLEARING ORGANIZATIONS

As required by its clearing organization, a deposit of $15,000 exists at Sterne, Agee & Leach, LLC.

NOTE 5 – ADVANCES RECEIVABLE - BROKERS

As of December 31, 2012, the Company has advanced $6,634 to certain registered representatives. Such advances are non-interest bearing and due on demand. It is the Company's intent to deduct advances due from registered representatives from the future commissions payable to such individuals.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Estimated Useful Life (Years)	
Furniture and equipment	5 to 7	$32,672
Computers	5	13,896
		46,568
Less: accumulated depreciation		(36,480)
		$10,088

Depreciation expense for the year ended December 31, 2012 was $3,175.

NOTE 7 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2012 accounts payable and accrued expenses totaled $60,393 and were primarily attributable to a variety of normal operating expenses. As of December 31, 2012 the company owed the Parent company $ 25,500 for year-end compensation to the officers. An accrual for $20,000 was made to record a Fine from the State of Florida. (Refer to Note 12)

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $26,822, which was $11,383 in excess of its required net capital of $15,439. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 8.63 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 9 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $147,289 receivable from their clearing organization at December 31, 2012 which consists primarily of the Company's net commissions due from customer trades of $ 132,289 and a refundable clearing deposit of $ 15,000.

NOTE 10 – OPERATING LEASE

In February 2012, the Company extended the lease at 500 Gulfstream Boulevard, Suite 105 commencing on March 1, 2012. The space is approximately 1200 square feet. This lease term is two years and calls for monthly payments of $1,400 per month plus sales tax, with a 5% increase. The future minimum lease payments for the remaining term of the lease commitment are approximately:

2013	$ 16,800
2014	$ 2,800

In addition, to leasing its facilities, the Company leases vehicles and office equipment under non-cancelable operating leases. The Company is responsible for all insurance, maintenance and taxes on the vehicles. Lease payments under these operating leases for the year ended December 31, 2012 was $8,230

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparties.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 12 – SUBSEQUENT EVENTS

We have evaluated events and transactions that occurred through February 20, 2013, the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements. The Company is in the process of entering into an agreement with the State of Florida to settle an investigation regarding Florida's determination of a violation of Chapter 517, Florida Statutes and Office Rules. The negotiated fine will be $ 20,000. The company has accrued the liability in its December 31, 2012 financial statements.

NOTE 13 – RELATED PARTIES

During the year ended December 31, 2012, the Company paid $176,371 in management fees to a corporate shareholder owning a majority of the membership interests in the Company. These fees were paid to the shareholder (Parent) in connection with payroll, marketing and administrative costs and expenses. At December 31, 2012, the Company owed the Parent $25,500 for accrued but unpaid fees.

SUPPLEMENTARY INFORMATION

Hunter Scott Financial, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Net capital computation:

Total Members' Equity	$	124,883
Deductions and/or charges:		
Non-allowable assets:		
Advances - brokers		6,634
Prepaid expenses		77,393
Other assets		3,946
Property and equipment		10,088
Total non-allowable assets		98,061
Net capital before haircuts		26,822
Haircuts:		
Total haircuts		-
Net capital		26,822
Required minimum capital		15,439
Excess net capital	$	11,383

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	231,591
Ratio of aggregate indebtedness to net capital		8.63 to 1

Reconciliation:

Net capital, per unaudited December 31, 2012 FOCUS report, as filed	$	46,822
Net audit adjustments		(20,000)
Net capital, per December 31, 2012 audited report, as filed	$	26,822

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Sterne, Agee & Leach, LLC on a fully disclosed basis.

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Sterne, Agee & Leach, LLC on a fully disclosed basis.

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Members
Hunter Scott Financial, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Hunter Scott Financial, LLC for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.

Certified Public Accountants

Boca Raton, Florida
February 20, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DEC 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hunter Scott Financial, LLC
500 Gulfstream Blvd
Delray Bh, FL 33483
Ste 105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Karen Z Fischer 561-483-6335

2. A. General Assessment (item 2e from page 2) $ 3456.24

B. Less payment made with SIPC-6 filed (exclude interest) (1165.31)
10/17/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2290.93

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2290.93

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2412.64

H. Overpayment carried forward $(121.71)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hunter Scott Financial, LLC
(Name of Corporation, Partnership or other organization)

Karen Z Fischer
(Authorized Signature)

Dated the 1 day of 30, 20 13.

Financial Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2012
and ending DEC 31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,407,464
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	76
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	24,892
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	24968
2d. SIPC Net Operating Revenues	$ 1,382,496
2e. General Assessment @ .0025	$ 3456.24
	(to page 1, line 2.A.)

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To The Members
Hunter Scott Financial, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2012, which were agreed to by Hunter Scott Financial, LLC ("The Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation Form SIPC 7. The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.

Certified Public Accountants

Boca Raton, Florida
February 20, 2013

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936